Exhibit 1

For Immediate Release	17 May 2010

WPP plc (“WPP”)

Directors Dealings

WPP was notified on 17th May 2010 that Mr Colin Day, a Non-Executive Director of the Company, purchased 10,000 WPP ordinary shares at £6.8179 on 14th May 2010.  Mr Day’s holding in WPP is now 15,240 WPP ordinary shares.

Contact:
Feona McEwan, WPP	+44 (0) 207 408 2204